October 9, 2009

Correspondence Filing via EDGAR

H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cass Information Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
Form 10-Qs for the Quarterly Periods Ended March 31, 2009 and June 30, 2009
Filed May 7, 2009 and August 6, 2009
File No. 333-44497

Dear Mr. Owings:

On behalf of Cass Information Systems, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of September 15, 2009 to the undersigned. Our responses are numbered to correspond with the numbered comments contained in the September 15, 2009 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the fiscal year ended December 31, 2008

General

1.	Please revise your cover page to reference the appropriate file number and ensure your EDGAR filings are tagged accordingly. In this regard, we note that your cover page references file number 002-80070 and your EDGAR filing is tagged with file number 333-44497. It appears, however, that you should be using 000-20827 which is the file number associated with your Form 8-A filed on June 6, 1996.

Response:

Per the instructions from the staff at the Commission’s Branch of Filer Support, we have submitted a written request to have all future EDGAR filings, as appropriate, tagged with the following correct Commission File number: 000-20827. In addition, we will include the Commission File number 000-20827 on the cover pages of all future reports we file under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as appropriate.

H. Christopher Owings

October 9, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Critical Accounting Policies, page 12

2.	Please revise your critical accounting policies disclosures to include sensitivity analysis or other quantitative information. You should also address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:

In future filings, we will revise our Critical Accounting Policies section to focus on the assumptions and uncertainties that underlie our critical accounting estimates. We will, where material, revise our Critical Accounting Policies section to quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented. If material and reasonably available, we will also include qualitative and quantitative information regarding the sensitivity of reported results to changes in our assumptions, judgments, and estimates for outcomes that are reasonably likely to occur and would have a material effect.

Impairment of Assets

In future filings, the following comment will be added for the fiscal years reported: “We had no impairment of goodwill and intangible assets for fiscal years ended December 31, 2008 and 2007 and do not anticipate any future impairment loss.” To more fully describe how fair value is determined for assets held for sale, the following change will be made: The sentence “Assets held for sale are carried at the lower of cost or fair value less costs to sell” will be changed to “Investment securities available-for-sale are measured at fair value using Level 2 valuations calculated by an independent research firm. The market evaluation utilizes several sources which include observable inputs rather than ‘significant unobservable inputs’.”

Pension Plans

In footnote 12, Employee Benefit Plans, on page 41 in the Form 10-K for the year ended December 31, 2008, we explained the methodology used to calculate the pension benefit obligation, assets, period expense and funded status of our defined benefit pension plan and our supplemental executive retirement plan. The major assumptions used to determine net pension cost, the asset allocation percentages and investment objectives were also discussed. To address the comment regarding how much the estimate/assumptions have changed in the past, in future filings the following comment will be added to the “Pension Plans” section: “There have been no significant changes in the Company’s long-term rate of return assumptions for the past three years and the Company believes they are not reasonably likely to change in the future.”

H. Christopher Owings

October 9, 2009

Income Taxes

To address the accuracy of past estimates/assumptions, the following comment will be added in future filings to the “Income Taxes” section: “The audit of our federal consolidated tax returns conducted by the IRS for fiscal years 2004 and 2005 resulted in no significant material adjustments.”

Allowance for Loan Losses

We provided detailed quantitative information in the “Provision and Allowance for Loan Losses” section on page 18 in the Form 10-K for the year ended December 31, 2008. In this section, we also described the discipline process used to establish and maintain the allowance for loan losses along with the factors considered in the determination of loan grades and rating categories. In addition, we disclosed a comprehensive summary of loan loss experience in the following section with the same title. Our estimates have been materially accurate in the past, and accordingly, we expect to continue to utilize the present processes.

Liquidity, page 23

3.	You indicate that the Bank has unsecured lines of credit at correspondent banks to purchase federal funds up to a maximum of $46,000,000 and that the Bank maintains lines of credit at unaffiliated institutions in the maximum amount of $81,643,000. Disclose with whom you have these lines of credit and whether amounts are outstanding under the lines of credit.

Response:

We had unsecured lines of credit to purchase federal funds of $46,000,000 at the following banks: Bank of America, $20,000,000; US Bank, $20,000,000; and JPM Chase Bank, $6,000,000. We had a secured line of credit with the Federal Home Loan Bank of $81,643,000 collateralized by U.S. Treasury securities and commercial mortgage loans. There were no amounts outstanding under all of the lines of credit discussed above at December 31, 2008. We will add the appropriate disclosure to future filings, as applicable.

4.	In future filings please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your discussion in the third full paragraph on page 11 regarding the potential effects of lower levels of economic activity such as those experienced in the second half of 2008. We also note your indication on page 13 that your increases in processing fee revenue were caused mainly by your Utility Information Services, which added a significant amount of new business.

Discuss how these trends may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

H. Christopher Owings

October 9, 2009

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In future filings on Form 10-K, the liquidity section will be expanded to comply with the Staff’s comment. An example of our proposed revision is included in the following paragraphs.

“There are several trends and uncertainties that may impact the Company’s ability to generate revenues and income at the levels that it has in the past. In addition, these trends and uncertainties may impact our available liquidity. Those that could significantly impact the Company include the general levels of interest rates, business activity, and energy costs as well as new business opportunities available to the Company.

As a financial institution, a significant source of the Company’s earnings is generated from net interest income. Therefore, the prevailing interest rate environment is important to the Company’s performance. A major portion of the Company’s funding sources are the non-interest bearing accounts and drafts payable generated from its payment and information processing services. Accordingly, higher levels of interest rates will generally allow the Company to earn more net interest income. Conversely, a lower interest rate environment will generally tend to depress net interest income. As mentioned elsewhere in the report, the Company actively manages its balance sheet in an effort to maximize net interest income as the interest rate environment changes. This balance sheet management impacts the mix of earning assets maintained by the Company at any point in time. For example, in the lower interest rate environment currently faced by the Company, short-term relatively lower rate liquid investments are reduced in favor of longer term relatively higher yielding investments and loans. With the primary source of liquidity reduced in this low interest rate environment, a greater reliance is placed on secondary sources of liquidity including borrowing lines, the ability of the Bank to generate deposits, and the investment portfolio to ensure overall liquidity remains at acceptable levels.

The overall level of economic activity can have a significant impact on the Company’s ability to generate revenues and income, as the volume and size of customer invoices processed may increase or decrease. Lower levels of economic activity, as experienced in the second half of 2008, reduced both fee income (as fewer invoices were processed) and balances of accounts and drafts payable generated (as fewer invoices were processed and invoice amounts were lower) from the Company’s freight customers as compared to levels achieved in earlier periods with relatively higher levels of business activity.

The relative level of energy costs can impact the Company’s earnings and available liquidity. Higher levels of energy costs will tend to increase transportation and utility invoice amounts resulting in a corresponding increase in accounts and drafts payable. Increases in accounts and drafts payable generate higher interest income and improve liquidity. During 2008, the Company benefited from the rise in energy costs; however, by the end of the year, energy costs had declined to more historically normal levels.

H. Christopher Owings

October 9, 2009

New business opportunities are an important component of the Company’s strategy to grow earnings and improve performance. Generating new customers allows the Company to leverage existing systems and facilities and grow revenues faster than expenses. During 2008 Utility Information Services added a significant amount of new business which generated increases in payment and processing fees as well as accounts and drafts payable. This new business was a significant addition for the Company; however, it is not necessarily indicative of growth that can be expected on an annual basis.”

5.	You mention on page 24 that management anticipates that cash and cash equivalents, maturing investments, cash from operations, and borrowing lines will continue to be sufficient to fund the Company’s operations and capital expenditures in 2009. Disclose the amount of your anticipated capital expenditures and what you anticipate this amount will be spent on.

Response:

In future filings on Form 10-K, the liquidity section will be expanded to comply with the Staff’s comment regarding anticipated capital expenditures. An example of our proposed revision is as follows: “The Company anticipates the annual capital expenditures for 2009 will be consistent with the last few years and, accordingly, should range from $1 million to $3 million. As in the past, 2009 capital expenditures are expected to consist primarily of equipment and software related to its payment and information processing services business.”

Commitments, Contractual Obligations and Off-Balance Sheet Arrangements, page 24

6.	We note your indication that your table on page 25 includes principal payments only. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or your footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements, such as the amount of interest due. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Response:

As of December 31, 2008, the following interest commitments on convertible subordinated debentures were: < 1 Year, $159,000; 1-3 Years, $319,000; 3-5 Years, $319,000; > 5 Years, $103,000. As of the date of this response, there is only one debenture outstanding with a principal balance of $260,000. The others were converted to stock during 2009, and it is anticipated that the one remaining will also be converted prior to December 31, 2009. If, as of the fiscal year ending December 31, 2009 there are future interest payment commitments, we will include such commitments in the table of contractual obligations and revise our disclosures to indicate the cash flow obligations include both principal and interest.

Consolidated Balance Sheets, page 28

7.

Please explain to us and disclose how you account for the obligations related to the payment services that you perform for your customers on your consolidated financial statements. Reference is made to the payments in excess of funding and accounts and draft payable

H. Christopher Owings

October 9, 2009

accounts. Please explain the nature and purpose of these accounts. Journal entries would facilitate our review of your payment services accounting. Please be detailed in your response citing the relevant accounting literature used to support your accounting. Please ensure your response addresses how you account for the invoice payment services on your consolidated statements of income, balance sheets and cash flows. Furthermore, please explain why the payments in excess of funding account increased for the year ended December 31, 2008 and advise us how you assess amounts past due from customers related to these transactions.

Response:

In order to respond to the Staff’s comment, some background information is required. The Company’s payment and information processing business involves transactions between three parties. The first is the Company. The second is the Company’s customer (“the Customer”), and the third is the Customer’s supplier or vendor (“the Vendor”). The normal cycle of transactions is triggered by the Vendor providing a product or service for the Customer. The Vendor then generates an invoice which is forwarded to the Company for processing. The Company processes the invoice based upon the preapproved guidelines of the Customer. Once the invoice has been processed by the Company and has been approved for payment, the Company provides payment instructions to the Customer (i.e., amount, date, etc.). The Customer then provides payment to the Company on the agreed upon date (i.e., generally before the due date of the invoice). Based upon the original payment terms of the invoice, the Company makes payment to the Vendor and the normal cycle is complete.

Accounts and drafts payable are generated when the Company receives payment from the Customer. The journal entry includes a debit to cash and a credit to accounts and drafts payable. The Company has received cash from the Customer and is required to recognize the liability for the payment that will subsequently have to be made to the Vendor. When payment is made to the Vendor the journal entry includes a debit to accounts and drafts payable and a credit to cash. This entry recognizes the settlement of the liability. The Company is compensated for the service it provides in two ways. First, it receives fee income from the Customer based primarily upon the number of invoices processed. These fees are recorded in information services payment and processing revenue (i.e., cash is debited and the revenue account is credited). Second, the Company earns interest income on the balances generated during the process described above. Some Customers choose to pay primarily with fees (i.e., their payment of the invoice amount to the Company is very close to or on the date the Company is required to pay the Vendor) while others choose to pay primarily with balances (i.e., their payment of the invoice amount to the Company is several days or even weeks prior to the date the Company is required to pay the Vendor); however, most Customers pay for services provided by the Company with some element of both. Changes in the balance of accounts and drafts payable are considered cash flows from financing activities in the consolidated statement of cash flows.

Payments in excess of funding are generated as a result of a service provided by the Company to a few selected Vendors of our Transportation Information Services Customers. These Vendors are trucking companies that provide shipping services to our Customers, and this service is covered by a separate agreement between the Company and the Vendor. In providing this service, an exception is made to the normal cycle of transactions described above. Once the invoice has been approved for payment, the Company pays the Vendor prior to the Customer’s payment to the Company. The journal entry includes a debit to payments in excess of funding and a credit to cash. When the cash is subsequently received from the Customer in accordance with the agreement between the Company and the Customer, the journal entry includes a debit to cash and a credit to payments in excess of funding, and this completes the cycle of

H. Christopher Owings

October 9, 2009

transactions. The Company receives a fee from the Vendor for providing this service, and the journal entry includes a debit to cash and a credit to the revenue account. Changes in the balance of payments in excess of funding are considered cash flows from investing activities in the consolidated statement of cash flows.

Payments in excess of funding increased in 2008 as the service described above was expanded to additional Vendors and transportation dollar volumes grew. Detailed aging schedules are maintained regarding the balance of payments in excess of funding to allow the Company to assess amounts past due. By definition, the primary source of repayment is from the Customer as only invoices that have been approved for payment are subject to this program. However, the Company also has recourse to the Vendor should any balances remain unpaid.

Note 1 – Summary of Significant Accounting Policies, page 32

8.	Please explain to us and disclose how you account for loan origination fees. Refer to paragraph 5 of SFAS no. 91.

Response:

Loan origination and commitment fees on originated loans, net of certain direct loan origination costs, are deferred and amortized to interest income using the level-yield method over the estimated lives of the related loans. We will change the “Interest on Loans” section in the Summary of Significant Accounting Policies to “Loans” and add the policy statement above in future filings.

9.	We note your disclosure on page 33 that subsequent to foreclosure, declines and increases in the fair value of other real estate are recorded through a valuation allowance. Please tell us your basis in GAAP for using a valuation allowance and what consideration was given to FSP no. FAS 144-1. Advise us of the changes recognized in each of the periods presented.

Response:

At the time the other real estate was acquired through foreclosure, it was originally recorded at the lower of its cost or fair value less estimated selling costs. An appraisal was obtained for a higher value than the original recorded value. There were no declines in fair value for our two properties subsequent to the foreclosure event and no valuation allowances for other real estate owned have been recorded and the Company accounts for other real estate owned in accordance with FSP no. FAS 144-1. Therefore, there are no changes that needed to be recognized for the periods ended December 31, 2008 and 2007. In future filings, we will change our disclosure to: “Real estate acquired as a result of foreclosure is initially recorded at the lower of its cost, which is the unpaid principal balance of the related loan plus foreclosure costs, or fair value less estimated selling costs. Fair value is generally determined through the receipt of appraisals. Any write down to fair value at the time the property is acquired is recorded as a charge-off to the allowance for loan losses. Any decline in the fair value of the property subsequent to acquisition is recorded as a charge to non-interest expense.”

Note 18 – Industry Segment Information, page 49

10.	Please advise how you allocate your segment interest from customers and total assets to the two reportable segments. In this regard, we note total assets allocated to the banking services

H. Christopher Owings

October 9, 2009

segment is less than the outstanding loan portfolio as of December 31, 2008. In addition, please revise your disclosure to clarify the transactions under which Information Services provides loans and receives interest from customers. Show us what your disclosure will look like revised.

Response:

Segment interest is recorded based upon interest earned on the assets owned in each reportable segment. In future filings on Form 10-K, the following disclosure will be added to this section: “Assets represent actual assets owned by Information Services and there is no allocation methodology used. Loans are sold by Banking Services to Information Services to create liquidity when the Bank’s loans-to-deposits ratio is greater than 100%. Segment interest from customers is the actual interest earned on the loans owned by Information Services and Banking Services, respectively.”

Exhibits 31.1 and 31.2

11.	Please delete the title of the office from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended December 31, 2008.

Response:

We will delete the title of the office from the first sentence of each future certification filed pursuant to Rules 13a-14(a) and 15d-14(a) and will ensure that the wording in each such certification is in the exact format provided by Item 601(b)(31) of Regulation S-K. We also confirm that the inclusion of the title in the first line of each such certification filed with our Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) was not intended to limit the capacity in which such individual provided the certification.

Signatures

12.	We note that you have provided the signatures of Messrs. Brunngraber and Appelbaum on behalf of the Company and in their capacities as members of the Board of Directors, however, you are also required to provide their signatures in their respective capacities as principal executive officer, principal financial officer and principal accounting officer. Please confirm that Messrs. Brunngraber and Appelbaum executed this Form 10-K in those capacities and that, in future filings, you will ensure that these titles are included below their names where they execute the Form 10-K in such capacities, in addition to the signatures they provide on behalf of the Company and as directors. In doing so, please conform the paragraph that precedes such signatures to the language provided in Form 10-K so that it reads “In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.” Refer to General Instruction D.(2)(a) to Form 10-K.

H. Christopher Owings

October 9, 2009

Response:

We confirm that Mr. Brunngraber executed the Form 10-K in his capacity as principal executive officer, and Mr. Appelbaum executed the Form 10-K in his capacity as principal financial officer and principal accounting officer. In future filings, we will ensure that these titles are included below their names and that they execute such filings in these capacities, as required, in addition to the signatures they provide on behalf of the Company and as directors. In addition, we will conform the paragraph that precedes such signatures to the language required by Form 10-K so that it reads as follows, as required by Form 10-K: “Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.”

Definitive Proxy Statement on Schedule 14A

Compensation Processes and Procedures, page 7

13.	We note that your disclosure regarding the role of your Chief Executive Officer in making compensation determinations appears inconsistent. For example, the third full paragraph on page seven states that “all significant matters regarding compensation for executives are independently considered and decided by the Compensation Committee.” In contrast, the first full paragraph on page 11 indicates that the CEO submits executive officer compensation recommendations to the Compensation Committee for their approval, and the first full paragraph on page 13 states that the “Committee relies heavily on the recommendations of the CEO when determining incentive stock compensation awards for all other executive officers.” Please revise your disclosure, as appropriate, to clearly describe the role of your Chief Executive Officer in determining executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response:

To reflect proper consistency of the CEO’s role in determining executive compensation, the Compensation Processes and Procedures and Compensation Discussion and Analysis sections of the Definitive Proxy Statement on Schedule 14A for the 2010 Annual Meeting of Shareholders will be revised in future filings to read as follows:

(Third full paragraph on page 7)

The Compensation Committee establishes and administers the Company’s executive compensation programs and benefits. While the Compensation Committee may seek input and recommendations from the CEO-President, CFO, or the Vice President of Human Resources concerning the elements of executive and director compensation, and confer with them on compensation philosophies, all significant matters regarding compensation for executives are ultimately the responsibility of the Compensation Committee. The Compensation Committee annually reviews corporate goals and objectives relative to the CEO’s compensation and determines the CEO’s compensation level based on this evaluation, subject to Board approval. The Compensation Committee is responsible for recommending salary levels and incentive stock compensation for executive officers of the Company to the Board, and approving incentive stock compensation for other members of management as recommended by the CEO. The responsibility for allocating cash bonuses for executive officers other than himself is delegated to the CEO, in accordance with provisions of the profit sharing plan approved by the Board.

H. Christopher Owings

October 9, 2009

(First full paragraph on page 11)

The Compensation Committee determines base salary and incentive stock compensation adjustments for the CEO and executive officers, subject to Board approval. In determining executive officer compensation adjustments, the Compensation Committee gives consideration to the CEO’s recommendations concerning each executive’s performance and related salary and incentive stock levels. Cash bonuses for the CEO and executive officers are allocated in accordance with the Company’s board-approved profit sharing plan, as further described in the section below titled “Profit Sharing Bonus”.

(First full paragraph on page 13)

Once the Company has reviewed the three-year averages and determined that the thresholds have been met, individual distributions are awarded on a subjective basis, considering the same factors which are used for base salary and profit sharing determinations. These include individual contribution to the Company’s performance, demonstration of leadership and management, and overall achievements relative to position. Awards to named executive officers reflect varying levels of responsibility, with the highest level of awards going to executives with the most far-reaching responsibilities. Specific individualized performance targets are not used. The Committee gives consideration to recommendations of the CEO when determining incentive stock compensation awards for all other executive officers. An individual award would normally not exceed the equivalent of 100% of the recipient’s salary.

Compensation Discussion and Analysis, page 10

14.	We note your indication in the fifth full paragraph on page 10 that your Compensation Committee does not engage in benchmarking, but this is contrasted by your statement in the same paragraph that the Committee compares compensation components of executive officers with data on similar positions at companies with which you compete for talent. In light of your Compensation Committee’s review of comparative companies’ executive compensation, please expand your disclosure to describe the components of the Business and Professional Services, Financial Services and Payment Processing business segments data obtained from Towers Perrin. In your revised disclosure, please identify the component companies of each data segment or discuss why you believe such information is not material. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response:

The Company does not engage in benchmarking for the purpose of establishing compensation levels. External market data based on a survey of several hundred companies is obtained from Towers Perrin in order to gain a general understanding of current compensation practices rather than as a basis for specific compensation decisions. We therefore believe that the identification of component companies comprising each segment of this broad-based third-party survey data is not material and would not enhance a reader’s understanding of our executive compensation practices.

In future filings, paragraphs 5 and 6 on page 10 will be revised as shown below to clarify our practices and more fully describe how the Company utilized survey data. The sample disclosure provided below relates to 2008 compensation for illustration purposes. We will adjust this disclosure for fiscal 2009 compensation in the Compensation Discussion and Analysis relating to 2009 compensation.

“The Compensation Committee also periodically reviews external market data on executive compensation in order to obtain a general understanding of current compensation practices and levels.

H. Christopher Owings

October 9, 2009

Prior to review and adjustment of executive management compensation for 2008, the Committee retained Towers Perrin to gather relevant marketplace data on total compensation for similar executive positions. This size-adjusted data consisted of annual salary, short-term incentives, long-term incentives and pay mix. It was obtained from the following sources:

•	Watson Wyatt’s Executive Compensation survey data for base salary from:

•

The professional and business services industry, comprised of companies with business-to-business service models, such as information/records management, payment processing and transactions, and other data services, and

•	The services industry, which includes companies in the professional and business services sector as well as consumer services such as telecommunications.

•	Towers Perrin’s Executive Compensation Database for short and long-term incentives from:

•	All industries, comprised of companies from all sectors except energy, utility and financial services.

•	Total compensation data from other publicly-traded companies in our industry and sector.

In reviewing this data, the Company does not engage in benchmarking to establish compensation levels or make specific compensation decisions. This is due to the Company’s unique structure, needs, differences in the size of surveyed companies, and the lack of sufficient appropriate matches to provide statistical relevance. Instead, the Company reviews this survey data to gain a better understanding of compensation practices generally. In establishing executive compensation, the Committee takes into account a number of considerations, including individual performance, experience, responsibilities, retention and internal equity. Periodic review of external market data is, however, considered to be a necessary point of reference. It is the Company’s preference that performance rather than benchmarking data, drive executive compensation.”

Profit Sharing Bonus, page 12

15.	Please revise to discuss how the return on average equity for the period is calculated, as defined in the plan and for purposes of determining whether profit sharing funds are available to the CEO.

Response:

In future filings, the end of the third full paragraph on page 12 will be revised to include the following sentence: “For the purpose of determining whether profit sharing funds are available to the CEO, return on average equity is calculated by dividing net income for the period by average daily shareholders’ equity for the same period.”

Executive Officers, page 17

16.	Please revise your disclosure on page 17 regarding Robert J. Mathias to specify his principal occupation during the past five years. For example, we note your statement that Mr. Mathias served as a Senior Banker at LaSalle Bank prior to becoming President of Cass Commercial Bank in February 2008, but you do not provide the time period during which he held such position. Refer to Item 401(e) of Regulation S-K.

H. Christopher Owings

October 9, 2009

Response:

On page 17, the second sentence of the paragraph describing the principal occupation of Robert J. Mathias will be revised in future filings as follows: “Prior to joining Cass, he served as Senior Banker of the St. Louis loan production office of LaSalle Bank from February 2000 to February 2008.”

Form 10-Qs for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

Item 4. Controls and Procedures

17.	We note your conclusion that your disclosure controls and procedures were effective “at the reasonable assurance level to ensure that the company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.” In future filings, please revise your determination to refer to all of the specific elements of the definition of disclosure controls and procedures set forth in Exchange Act Rule 13a-15(e), as your disclosure currently only addresses part of the elements of the definition. Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective- See Exchange Act Rule 13a-15(e).

Response:

In future filings on Form 10-Q, we will provide the following disclosure relating to our disclosure controls and procedures, if we determine them to be effective: “Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report and concluded that, as of such date, our disclosure controls and procedures were effective.”

* * * * * * * * * * * * * * *

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings

October 9, 2009

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (314) 506-5811.

Sincerely,

/s/ P. Stephen Appelbaum
P. Stephen Appelbaum Principal Financial Officer

cc:	Robert Babula/Securities and Exchange Commission

Donna DiSilvio/Securities and Exchange Commission

Chris Chase/Securities and Exchange Commission

Mara Ransom/Securities and Exchange Commission

Eric H. Brunngraber/Cass Information Systems, Inc.

David W. Braswell/Armstrong Teasdale LLP